January 4, 2018

**VIA EDGAR**

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:    **KCAP Financial, Inc.**
             File No. 814-00735
             Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

On behalf of KCAP Financial, Inc. (the "***Company***"), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended (the "***1940 Act***"), are the following:

1.   A copy of the Company's Fidelity Bond in the amount of $4,000,000 (the "***Bond***");

2.   A Certificate of the Secretary of the Company, which attaches a copy of the resolutions approved by the Board of Directors of the Company, including a majority of the Board of the Directors who are not "interested persons" of the Company, approving the amount, type, form and coverage of the Bond; and

3.   A copy of the Agreement Regarding the Allocation of Fidelity Bond Recoveries pursuant to Rule 17g-1(f) under the 1940 Act.

The premium was paid for the period beginning December 11, 2017 and ending December 11, 2018.

If you have any questions regarding this submission, please do not hesitate to call me at (212) 455-8300

                            Very truly yours,

                            KCAP Financial, Inc.

                            /s/ Edward U. Gilpin
                            Edward U. Gilpin
                            Chief Financial Officer

Enclosures

# CERTIFICATE OF SECRETARY

The undersigned, Edward U. Gilpin, Chief Financial Officer of KCAP Financial, Inc., a Delaware corporation (the "*Company*"), does hereby certify that:

1. This certificate is being delivered to the Securities and Exchange Commission (the "*SEC*") in connection with the filing of the Company's fidelity bond (the "*Bond*") pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3. Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Directors of the Company, including a majority of the Board of the Directors who are not "interested persons" of the Company, approving the amount, type, form and coverage of the Bond.

4. Premiums have been paid for the period December 11, 2017 to December 11, 2018.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 4th day of January, 2018.

KCAP Financial, Inc.

/s/ Edward U. Gilpin

Edward U. Gilpin
Chief Financial Officer

**Excerpt from Minutes of the**
**Meeting of the Board of Directors**
**of  KCAP Financial, Inc.**
**dated December 13, 2017**

## Approval of Fidelity Bond

**WHEREAS**, Section 17(g) of the Investment Company Act of 1940, as amended (the ***"1940 Act"***), and Rule 17g-1(a) thereunder, require each business development company (***"BDC"***), such as KCAP Financial, Inc. (the "***Company***") to provide and maintain a bond which shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the BDC against larceny and embezzlement, covering each officer and employee of the BDC who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a ***"covered person"***); and

**WHEREAS**, Rule 17g-1 specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured, or (iii) a bond which names the Company and one or more other parties as insureds in a joint insured bond, as permitted by Rule 17g-1; and

**WHEREAS**, Rule 17g-1 requires that a majority of directors who are not "interested persons" of the BDC, as such term is defined under the 1940 Act (the ***"Non-Interested Directors"***), approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in Rule 17g-1, which are described in the accompanying memorandum provided herewith; and

**WHEREAS**, under Rule 17g-1, the Company is required to make certain filings with the U.S. Securities and Exchange Commission (the ***"Commission"***) and give certain notices to each member of the Company's Board of Directors (the ***"Board"***) in connection with the bond, and designate an officer who shall make such filings and give such notices; and

**WHEREAS**, the Board, including all of the Non-Interested Directors, have considered the expected aggregate value of the securities and funds of the Company to which the Company's officers and employees may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds,

the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, and all other factors deemed relevant by the Board, including the Non-Interested Directors;

**NOW, THEREFORE, BE IT RESOLVED**, that having considered the expected aggregate value of the securities and funds of the Company to which the Company's officers and employees may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, and all other factors deemed relevant by the Board, including the Non-Interested Directors, the Board, including all of the Non-Interested Directors, determine that the amount, type, form, premium and coverage, covering the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by National Union Fire Insurance Company in the amount of $4,000,000 (the ***"Joint Fidelity Bond"***) be, and hereby are approved; and

**FURTHER RESOLVED**, that the Board, including all of the Non-Interested Directors, have determined the portion of the premium to be paid by the Company be, and it hereby is, approved, taking all relevant factors into consideration including, but not limited to, the number of the other insured parties named as insureds, the nature of business activities of the other insured parties, the amount of the Joint Fidelity Bond and the amount of the premium for such Joint Fidelity Bond, the ratable allocation of the premium among the insureds, and the extent to which the share of the premium allocated to the Company is less than the premium the Company would have had to pay had such joint insured bond not been obtained; and

**FURTHER RESOLVED**, that the Authorized Officers of the Company be, and each of them hereby is, authorized and directed to cause the Company to pay its ratable allocation of the annual premium payable with respect to the Joint Fidelity Bond and to enter into and execute, on behalf of the Company, an agreement reflecting the provisions of the Joint Fidelity Bond and relating to the division of proceeds in the event of a joint fidelity loss, as required by Rule 17g-1(f) (the ***"Joint Insured Bond Allocation Agreement"***); and

**FURTHER RESOLVED**, that the terms and conditions of the Joint Insured Bond Allocation Agreement, in substantially the form provided herewith, be, and hereby are, approved and adopted in all respects, with such amendments thereto as an Authorized Officer may approve, and with approval of such further amendments evidenced by their inclusion in the Joint Insured Bond Allocation Agreement; and

**FURTHER RESOLVED**, that the Authorized Officers be, and each of them hereby is, authorized to make filings with the Commission, in consultation with counsel to the Company, and to give notices as may be required, from time to time, pursuant to Rule 17g-1(g) and Rule 17g-1(h) under the 1940 Act; and

**FURTHER RESOLVED**, that the Company's Authorized Officers be, and each of them hereby is, authorized and directed to amend the Joint Fidelity Bond, in consultation with counsel to the Company, and to execute such other documents as he or she may deem necessary or appropriate to effect the intent of this resolution; and

**FURTHER RESOLVED**, that each of the Authorized Officers is hereby authorized in the name and on behalf of the Company, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions; and

**FURTHER RESOLVED**, that any and all actions previously taken by the Company or any of its directors, officers or other employees in connection with the documents, and actions contemplated by the foregoing resolutions be, and they hereby are, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Company; and

**FURTHER RESOLVED**, that for the purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer, the Chief Financial Officer and the Secretary (the ***"Authorized Officers"***).

# FINANCIAL INSTITUTION BOND
Standard Form No. 14, Revised to October, 1987

**Bond No. RNN627299/01/2017**

**AXIS Reinsurance Company**

(Herein called Underwriter)

**DECLARATIONS**

**Item 1.** Name of Insured (herein called Insured):    KCAP Financial, Inc.

Principal Address:    295 Madison Avenue, 6<sup>th</sup> Floor

New York, NY 10017

---

**Item 2.** Bond Period: from 12:01 a.m. on December 11, 2017      to 12:01 a.m. on December 11, 2018
(MONTH, DAY, YEAR)      (MONTH, DAY, YEAR)

standard time.

---

**Item 3.** The Aggregate Liability of the Underwriter during the Bond Period shall be

$8,000,000

---

**Item 4.** Subject to Sections 4 and 11 hereof,

the Single Loss Limit of Liability is $4,000,000

and the Single Loss Deductible is $100,000

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert "Not Covered.")

| Amount applicable to: | Single Loss Limit of Liability | Single Loss Deductible |
|---|---|---|
| Insuring Agreement (A) – FIDELITY | $4,000,000 | $0 |
| Insuring Agreement (B) – ON PREMISES | $ 4,000,000 | $100,000 |
| Insuring Agreement (C) – IN TRANSIT | $ 4,000,000 | $100,000 |
| Insuring Agreement (D)—FORGERY OR ALTERATION | $ 4,000,000 | $100,000 |
| Insuring Agreement (E)—SECURITIES | $ 4,000,000 | $100,000 |
| Insuring Agreement (F) – COUNTERFEIT CURRENCY | $ 4,000,000 | $100,000 |
| Optional Insuring Agreements and Coverages: | | |
| Computer Systems Fraud | $4,000,000 | $100,000 |
| Customer Funds Transfer Fraud | $4,000,000 | $100,000 |
| Data Processing Services Operations | $4,000,000 | $100,000 |
| Destruction of Data – Hacker | $4,000,000 | $100,000 |
| Destruction of Data – Virus | $4,000,000 | $100,000 |
| Unauthorized Signature | $50,000 | $5,000 |
| Stop Payment | $4,000,000 | $100,000 |
| Facsimile Signature | $4,000,000 | $100,000 |
| Uncollectible Items of Deposit | $4,000,000 | $100,000 |
| Audit Expense | $ 50,000 | $5,000 |
| Claims Expense | $ 50,000 | $5,000 |
| Partners Coverage | N/A | N/A |

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

---

**Item 5.** The liability of the Underwriter is subject to the terms of the following riders attached hereto:

**Riders:**

Policyholder Notice Economic And Trade Sanctions - AXIS 906 (03-16)
New York Statutory Rider/Endorsement - SR 6180b
Amend Named Insured Rider - FI 1002 (08 14)
KCAP Financial, Inc. Rider - Manu-5562C (1-18)
Computer Systems Fraud Insuring Agreement - SR 6196
Customer Funds Transfer Fraud Coverage Rider - FI 1045 (05-16)
KCAP Financial, Inc. Rider- Manu-5562A (1-18)
Destruction Of Data Or Programs By Hacker Insuring Agreement Rider - FI 1005 (08 14)
Destruction Of Data Or Programs By Virus Insuring Agreement Rider - FI 1006 (08 14)
Unauthorized Signatures Insuring Agreement Rider - FI 1021 (08 14)
Uncollectible Items Of Deposit Coverage Rider - FI 1049 (05-16)
Stop Payment Order Liability Coverage Rider - FI 1047 (05-16)
Insuring Agreement (G) Rider - SR 5907a
Claim Expense Insuring Agreement Rider - FI 1004 (08 14)
Audit Expense Insuring Agreement Rider - FI 1003 (08 14)
KCAP Financial, Inc. Rider- Manu-5562B (1-18)
Amend Fidelity Insuring Agreement Rider - FI 1013-14 (08 14)
Amend Counterfeit Money Insuring Agreement Rider - FI 1016 (08 14)
Amend Definition Of Employee To Include Affiliated Persons Rider (1940 Act) - FI 1050 (05-16)
Amend Definition Of Employee To Include Former Or Retired Employees Rider - FI 1043 (05-16)
Amend Employee Rider -  FI-1053 (06-16)
KCAP Financial, Inc. Rider- Manu-5562E (1-18)
KCAP Financial, Inc. Rider- Manu-5562D (1-18)
Amend Knowledge Of Insured Rider - FI 1023 (08 14)
Amend Termination Or Cancelation To Ninety Days Rider - FI 1040 (05-16)
Securities And Exchange Commission Notification Rider - FI 1020-14 (08 14)
Amend Representation Of Insured Rider - FI 1014 (08 14)
Amend Notice Of Legal Proceedings Against Insured Rider - FI 1022 (08 14)
KCAP Financial, Inc. Rider- Manu-5562F (1-18)
Central Handling Of Securities - SR 5967e
Amend Racketeering Exclusion Rider - FI 1009-14 (08 14)
Protected Information Exclusion Rider (Fidelity Carveback) - FI 1026 (08 14)

**Item 6.** The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior
bond(s) or policy(ies) No.(s) **N/A**
such termination or cancelation to be effective as of the time this bond becomes effective.

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

**INSURING AGREEMENTS**

FIDELITY

(A)  Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a)  to cause the Insured to sustain such loss; and

(b)  to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

## ON PREMISES

(B)  (1)  Loss of Property resulting directly from

    (a)  robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

    (b)  theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured,

    while the Property is lodged or deposited within offices or premises located anywhere.

  (2)  Loss of or damage to

    (a)  furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

    (b)  such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief.

    provided that

      (i)  the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

      (ii)  the loss is not caused by fire.

## IN TRANSIT

(C)  Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

(a)  a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

(b)  a Transportation Company and being transported in an armored motor vehicle, or

(c)  a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

    (i)  records, whether recorded in writing or electronically, and

    (ii)  Certified Securities issued in registered form and not endorsed, or with restrictive endorsements, and

    (iii)  Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

## FORGERY OR ALTERATION

(D)  Loss resulting directly from

(1)  Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit.

(2)  transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

## SECURITIES

(E)  Loss resulting directly from the insured having, in good faith, for its own account or for the account of others

(1)  acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

    (a)  Certificated Security,

    (b)  deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

    (c)  Evidence of Debt,

    (d)  Instruction to a Federal Reserve Bank of the United States, or

    (e)  Statement of Uncertificated Security of any Federal Reserve Bank of the United States

which

    (i)  bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

    (ii)  is altered, or

    (iii)  is lost or stolen;

(2)  guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above.

(3)  acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

## COUNTERFEIT CURRENCY

(F)  Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

# GENERAL AGREEMENTS

## NOMINEES

A.  Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

## ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION, MERGER OR PURCHASE OF ASSETS—NOTICE

B.  If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

(a)  has occurred or will occur in offices or premises, or

(b)  has been caused or will be caused by an employee or employees of such institution, or

(c)  has arisen or will arise out of the assets or liabilities

acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

    (i)  give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

    (ii)  obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

    (iii)  upon obtaining such consent, pay to the Underwriter an additional premium.

## CHANGE OF CONTROL—NOTICE

C.  When the Insured learns of a change in control, it shall give written notice to the Underwriter.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the

Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

### REPRESENTATION OF INSURED

D.    The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

### JOINT INSURED

E.    If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

### NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED—ELECTION TO DEFEND

F.    The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

## CONDITIONS AND LIMITATIONS

### DEFINITIONS

Section 1. As used in this bond:

(a)    Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

(b)    Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

(c)    Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)    represented by an instrument issued in bearer or registered form;

(2)    of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3)    either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(d)    Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

(e)    Employee means

(1)    a natural person in the service of the Insured at any of the Insured's offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

(2)    an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

(3)    a person provided by an employment contractor to perform employee duties for the Insured under the Insured's supervision at any of the Insured's offices or premises covered hereunder, and a guest student pursuing studies or duties in any of said offices or premises;

(4)    an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

(5)    each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.); and

(6)    a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.

(f)    Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

(g)    Financial Interest in the Insured of the Insured's general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1)    as respects general partner(s) the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

(a)    the "net worth" of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(b)    the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured

to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2) as respects limited partners the value of such limited partner's (') investment in the Insured.

(h) Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose.

(i) Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(j) Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

(k) Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

(l) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(m) Negotiable Instrument means any writing
   (1) signed by the maker or drawer; and
   (2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and
   (3) is payable on demand or at a definite time; and
   (4) is payable to order or bearer.

(n) Partner means a natural person who
   (1) is a general partner of the Insured, or
   (2) is a limited partner and an Employee (as defined in Section 1(e)(1) of the bond) of the Insured.

(o) Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not herein before enumerated.

(p) Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:
   (1) a description of the Issue of which the Uncertificated Security is a part;
   (2) the number of shares or units:
      (a) transferred to the registered owner;
      (b) pledged by the registered owner to the registered pledgee;
      (c) released from pledge by the registered pledgee;
      (d) registered in the name of the registered owner on the date of the statement; or
      (e) subject to pledge on the date of the statement;
   (3) the name and address of the registered owner and registered pledgee;
   (4) a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and
   (5) the date:
      (a) the transfer of the shares or units to the new registered owner of the shares or units was registered;
      (b) the pledge of the registered pledgee was registered, or
      (c) of the statement, if it is a periodic or annual statement.

(q) Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

(r) Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
   (1) not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;
   (2) of a type commonly dealt in on securities exchanges or markets; and

   (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(s) Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.

EXCLUSIONS

Section 2. This bond does not cover:

(a) loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

(d) loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

(e) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), (D) or (E);

(f) loss resulting from any violation by the Insured or by any Employee
   (1) of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or
   (2) of any rule or regulation made pursuant to any such law,
unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i) loss resulting directly or indirectly from transactions in a customer's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

(k) loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards
   (1) in obtaining credit or funds, or
   (2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or
   (3) in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,
whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l) loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(m) loss through the surrender of Property away from an office of the Insured as a result of a threat

    (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

    (2) to do damage to the premises or property of the Insured,

except when covered under Insuring Agreement (A);

(n) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

(o) loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

(q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B) (2);

(r) loss of Property while

    (1) in the mail, or

    (2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C),

except when covered under Insuring Agreement (A);

(s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t) damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

(u) all fees, costs and expenses incurred by the Insured

    (1) in establishing the existence of or amount of loss covered under this bond, or

    (2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v) indirect or consequential loss of any nature;

(w) loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

(x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(y) loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

(z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

## DISCOVERY

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

## LIMIT OF LIABILITY

Section 4.

### Aggregate Limit of Liability

The Underwriter's total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a) The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b) The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

### Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

### Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement F, resulting from

(a) any one act or series of related acts of burglary, robbery or attempt threat, in which no Employee is implicated, or

(b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d) any one casualty or event not specified in (a), (b) or (c) preceding.

## NOTICE/PROOF—LEGAL PROCEEDINGS AGAINST UNDERWRITER

Section 5.

(a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e) If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

## VALUATION

Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

### Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

### Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

### Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

### Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A)

### ASSIGNMENT— SUBROGATION— RECOVERY— COOPERATION

Section 7.

(a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.

(c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d) Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall

    (1) submit to examination by the Underwriter and subscribe to the same under oath; and

    (2) produce for the Underwriter's examination all pertinent records; and

    (3) cooperate with the Underwriter in all matters pertaining to the loss.

(e) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

### LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 8. With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

### OTHER INSURANCE OR INDEMNITY

Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

### OWNERSHIP

Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

### DEDUCTIBLE AMOUNT

Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

### TERMINATION OR CANCELATION

Section 12. This bond terminates as an entirety upon occurrence of any of the following:—(a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

This bond terminates as to any Employee or any partner, officer or employee of any Processor—(a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.



# SIGNATURE PAGE

IN WITNESS WHEREOF, the Insurer has caused this policy to be issued by affixing hereto the facsimile signatures of its President and Secretary.

Secretary

Andrew Weissert, Secretary

President

Carlton W. Maner, President



**POLICYHOLDER NOTICE**

**ECONOMIC AND TRADE SANCTIONS**

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the Office of Foreign Assets Control (OFAC).

THE OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") OF THE US DEPARTMENT OF THE TREASURY ADMINISTERS AND ENFORCES ECONOMIC AND TRADE SANCTIONS BASED ON US FOREIGN POLICY AND NATIONAL SECURITY GOALS AGAINST TARGETED FOREIGN COUNTRIES AND REGIMES, TERRORISTS, INTERNATIONAL NARCOTICS TRAFFICKERS, THOSE ENGAGED IN ACTIVITIES RELATED TO THE PROLIFERATION OF WEAPONS OF MASS DESTRUCTION, AND OTHER THREATS TO THE NATIONAL SECURITY, FOREIGN POLICY OR ECONOMY OF THE UNITED STATES.

WHENEVER COVERAGE PROVIDED BY THIS POLICY WOULD BE IN VIOLATION OF ANY U.S. ECONOMIC OR TRADE SANCTIONS, SUCH COVERAGE SHALL BE NULL AND VOID.

FOR MORE INFORMATION, PLEASE REFER TO:

*HTTPS://WWW.TREASURY.GOV/RESOURCE-CENTER/SANCTIONS/PAGES/DEFAULT.ASPX*

# RIDER/ENDORSEMENT #1

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No.RNN627299/01/2017

in favor of KCAP Financial, Inc.

It is agreed that:

1. Part (a) of the section entitled "Termination or Cancelation" of this bond/policy is deleted.
2. Cancelation of this bond/policy by the Underwriter/Company is subject to the following provisions:

If the bond/policy has been in effect for 60 days or less, it may be canceled by the Underwriter/Company for any reason. Such cancelation shall be effective 20 days after the Underwriter/Company mails a notice of cancelation to the first-named insured at the mailing address shown in the bond/policy. However, if the bond/policy has been in effect for more than 60 days or is a renewal, then cancelation must be based on one of the following grounds:

(A) non-payment of premium;

(B) conviction of a crime arising out of acts increasing the hazard insured against;

(C) discovery of fraud or material misrepresentation in the obtaining of the bond/policy or in the presentation of claim thereunder;

(D) after issuance of the bond/policy or after the last renewal date, discovery of an act or omission, or a violation of any bond/policy condition that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current bond/policy period;

(E) material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the bond/policy, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the bond/policy was issued or last renewed;

(F) the cancelation is required pursuant to a determination by the superintendent that continuation of the present premium volume of the insurer would jeopardize that insurer's solvency or be hazardous to the interests of the insureds, the insurer's creditors or the public;

(G) a determination by the superintendent that the continuation of the bond/policy would violate, or would place the insurer in violation of, any provision of the New York State insurance laws.

(H) where the insurer has reason to believe, in good faith and with sufficient cause, that there is a possible risk or danger that the insured property will be destroyed by the insured for the purpose of collecting the insurance proceeds, provided, however, that:

   (i) a notice of cancelation on this ground shall inform the insured in plain language that the insured must act within ten days if review by the Insurance Department of the State of New York of the ground for cancelation is desired, and

   (ii) notice of cancelation on this ground shall be provided simultaneously by the insurer to the Insurance Department of the State of New York.

Cancelation based on one of the above grounds shall be effective 15 days after the notice of cancelation is mailed or delivered to the named insured, at the address shown on the bond/policy, and to its authorized agent or broker.

**NEW YORK STATUTORY RIDER/ENDORSEMENT**

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15, 24 AND 25, AND EXCESS BANK EMPLOYEE DISHONESTY BOND, STANDARD FORM NO. 28, AND COM-PUTER CRIME POLICY FOR FINANCIAL INSTITUTIONS TO COMPLY WITH STATUTORY RE-QUIREMENTS.

REVISED TO DECEMBER, 1993

3.     If the Underwriter/company elects not to replace a bond/policy at the termination of the bond/policy period, it shall notify the insured not more than 120 days nor less than 60 days before termination. If such notice is given late, the bond/policy shall continue in effect for 60 days after such notice is given. The Aggregate Limit of Liability shall not be increased or reinstated. The notice not to replace shall be mailed to the insured and its broker or agent.

4.     If the Underwriter/Company elects to replace the bond/policy, but with a change of limits, reduced coverage, increased deductible, additional exclusion, or upon increased premiums in excess of ten percent (exclusive of any premium increase as a result of experience rating), the Underwriter/Company must mail written notice to the insured and its agent or broker not more than 120 days nor less than 60 days before replacement.  If such notice is given late, the replacement bond/policy shall be in effect with the same terms, conditions and rates as the terminated bond/policy for 60 days after such notice is given.

5.     The Underwriter/Company may elect to simply notify the insured that the bond/policy will either be not renewed or renewed with different terms, conditions or rates. In this event, the Underwriter/Company will inform the insured that a second notice will be sent at a later date specifying the Underwriter's/Company's exact intention. The Underwriter/Company shall inform the insured that, in the meantime, coverage shall continue on the same terms, conditions and rates as the expiring bond/policy until the expiration date of the bond/policy or 60 days after the second notice is mailed or delivered, whichever is later.



| Rider No. | This rider is effective on the effective date of the bond unless a different date is set forth below. | Bond No. | Additional Return Premium |
|-----------|------------------------------------------------------------------------------------------------------|----------|---------------------------|
| 2 | 12:01 a.m. on December 11, 2017 | RNN627299/01/2017 | N/A |

# AMEND NAMED INSURED RIDER

It is agreed that Item 1. Name of Insured (herein called Insured) of the Declarations is amended to include the following:


    Katonah Debt Advisors, LLC
    Katonah Management Holdings LLC
    Kohlberg Capital Funding LLC I
    Katonah X Management
    Katonah 2007-1 Management LLC
    Trimaran Advisors, LLC

All other provisions of the bond remain unchanged.



| Rider No. | Effective Date of Rider | Bond Number | Additional Premium |
|---|---|---|---|
| 3 | 12:01 a.m. on December 11, 2017<br><br>If the above date is blank, then this rider is effective on the effective date of the bond. | RNN627299/01/2017 | N/A |

**KCAP FINANCIAL, INC.**
**RIDER**

It is agreed that the Insured under this bond is as follows:

KCAP Financial, Inc. and:

(1) Subsidiaries;

(2) Affiliates;

(3) Employee benefit plans for which KCAP Financial, Inc. or Subsidiaries or Affiliates are sponsors or fiduciaries; and

(4) Any entity or plan which becomes an Insured after the effective date of this coverage pursuant to General Agreement B of the bond to which this rider is attached.

If a joint venture or partnership which is not an Insured hereunder but in which an Insured has an ownership interest, sustains a loss to which this bond otherwise would apply, the proportion of the loss, net of all amounts which are or could be recovered under any other insurance or indemnity, which is equivalent to the Insured's ownership interest, will be considered insured hereunder.

As used in this Rider:

Affiliate means any past or current entity which is controlled and managed by KCAP Financial, Inc. or any Subsidiary pursuant to written agreement and only while such control and management existed or continues to exist.

Subsidiary means any entity of which more than fifty percent (50%) or more of the voting interests are owned directly or indirectly by KCAP Financial, Inc. and only while such control and management existed or continues to exist.

Wherever the term "first named Insured" appears in the bond it shall refer to KCAP Financial, Inc.

All other provisions of the bond remain unchanged.

**RIDER # 4**

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. RNN627299/01/2017

in favor of KCAP Financial, Inc.

It is agreed that:

1.  The attached bond is amended by adding an Insuring Agreement as follows:

COMPUTER SYSTEMS FRAUD

Loss resulting directly from a fraudulent

    (1)  entry of Electronic Data or Computer Program into, or

    (2)  change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond;

provided that the entry or change causes

    (i)  Property to be transferred, paid or delivered,

    (ii)  an account of the Insured, or of its customer to be added, deleted, debited or credited, or

    (iii)  an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry of change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

2.  In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

DEFINITIONS

(A)  Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(B)  Computer System means

    (1)  computers with related peripheral components, including storage components wherever located,

    (2)  systems and applications software,

    (3)  terminal devices, and

    (4)  related communications networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(C)  Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

Accepted:

**COMPUTER SYSTEMS FRAUD INSURING AGREEMENT**

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15 AND 25

ADOPTED DECEMBER, 1993

SR 6196

<center>EXCLUSIONS</center>

(A) loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract:

(B) loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(C) loss resulting directly or indirectly from

　　(1) mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

　　(2) failure or breakdown of electronic data processing media, or

　　(3) error omission in programming or processing;

(D) loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer's authentication mechanism;

(E) loss resulting directly or indirectly from the theft of confidential information.

<center>SERIES OF LOSSES</center>

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifially identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Liability.

3.　The exclusion below, found in financial institution bonds forms 14, and 25, does not apply to the Computer Systems Fraud Insuring Agreement.

"loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);"

4.　This rider shall become effective as of 12:01 a.m. on December 11, 2017



| Rider No. | Effective Date of Rider | Bond Number | Additional Premium |
|-----------|------------------------|-------------|--------------------|
| 5 | 12:01 a.m. on December 11, 2017<br>If the above date is blank, then this rider is effective on the effective date of the bond. | RNN627299/01/2017 | N/A |

**CUSTOMER FUNDS TRANSFER FRAUD COVERAGE RIDER**

I.   The following is added to **Item 4** in the Declarations:

CUSTOMER FUNDS TRANSFER FRAUD Insuring Agreement Single Loss Limit of Liability: $4,000,000

CUSTOMER FUNDS TRANSFER FRAUD Insuring Agreement Single Loss Deductible: $100,000

II.  The following Insuring Agreement is added:

CUSTOMER FUNDS TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred a Customer's Money on deposit in an account or Certificated Securities to a person or account outside the Customer's control, in reliance on a fraudulent telephone, telefacsimile, text message or e-mail instruction to the Insured directing such transfer from the Customer's account, which instruction purports and reasonably appears to have originated from an Authorized Transfer Agent, but which, in fact, was issued without the Customer's knowledge or consent by someone other than an Authorized Transfer Agent, subject to the following conditions precedent:

(1)  The instruction included the Customer's password and PIN and any other security codes required by the Insured's written agreement with such Customer ("Verified Instruction").

(2)  The sender of the instruction was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee.

(3)  The instruction was received by an Employee specifically authorized by the Insured to receive and act upon such instructions.

(4)  For any transfer exceeding the amount set forth in item VI of this endorsement, the Insured verified the instruction via a call back to a predetermined telephone number set forth in the Insured's written agreement with such Customer, or by other verification procedures approved in writing by the Underwriter ("Security Measure").

(5)  The Insured preserved a contemporaneous record of the Verified Instruction and any Security Measure and furnishes both to the Insurer, along with a copy of the Insured's written agreement with the Customer, in the Proof of Loss.

(6)  The Insured asserts any available claims, offsets or defenses against the Customer, any financial institution, any fund administrator or any other party to the transaction.

III.  The following Definitions are added:

Authorized Transfer Agent means an employee of the Customer or another financial institution with authority to instruct the Insured to transfer the Customer's Money or Certificated Securities.

Customer means an entity or natural person who has a written agreement with the Insured authorizing the Insured to transfer Money on deposit in an account or Certificated Securities in reliance upon a telephone, telefacsimile, text message or e-mail instruction from an Authorized Transfer Agent.

IV.  Exclusion (i) does not apply to loss covered under the Customer Funds Transfer Fraud Insuring Agreement.



V.  Solely with respect to the Customer Funds Transfer Fraud Insuring Agreement, the following Exclusions are added to the EXCLUSIONS Section of the bond:

- loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to the Customer's password, PIN or any other security code;

- loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the Internet unless:

    (1) each ACH entry was individually verified via the call back procedures without regard to the amount of the entry; or

    (2) the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured.

VI.  The amount of any single transfer for which verification via a call back will be required is $100,000.

VII. For purposes of the Customer Funds Transfer Fraud Insuring Agreement, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as a Single Loss.


All other provisions of the bond remain unchanged.



| Rider No. | Effective Date of Rider | Bond Number | Additional Premium |
|---|---|---|---|
| 6 | 12:01 a.m. on December 11, 2017<br>If the above date is blank, then this rider is effective on the effective date of the bond. | RNN627299/01/2017 | N/A |

**KCAP FINANCIAL, INC.**
**RIDER**

It is agreed that:

I. The INSURING AGREEMENTS are amended by the addition of the following Insuring Agreement:

DATA PROCESSING SERVICES OPERATIONS

Loss sustained by a Client of the Insured resulting directly from a fraudulent:

(1) entry of Electronic Data or a Computer Program into; or

(2) change of Electronic Data or a Computer Program within;

a Computer System covered under the terms of the Computer Systems Fraud Insuring Agreement; or

(3) entry or change of Electronic Data during electronic transmission or physical transit from the Insured to its Client;

provided that the entry or change causes:

(a) Property to be transferred, paid, or delivered;

(b) an account of the Client, or a customer of the Client, to be added, deleted, debited, or credited; or

(c) an unauthorized account or a fictitious account to be debited or credited;

and for which the Insured is legally liable to the Client as a provider of data processing services for such Client.

Fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith on a fraudulent instruction:

(i) from a software contractor who has a written agreement with the Insured to design, implement, or service programs for a Computer System covered by this Insuring Agreement; or

(ii) transmitted by Tested telex or similar means of Tested communication identified in the application for this bond purportedly sent by a customer, financial institution, or automated clearing house.

As used in this Insuring Agreement:

(A) Client means an entity for which the Insured serves as data processor under the terms of a written agreement;

(B) Electronic Data has the meaning given to such term in the Computer Systems Fraud Insuring Agreement; and

(C) Computer Program has the meaning given to such term in the Computer Systems Fraud Insuring Agreement.



II. Solely with respect to the Data Processing Services Insuring Agreement, Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS is amended by the addition of the following Exclusions:

- loss caused by a director or Employee of the Insured or by a person in collusion with any director or Employee of the Insured (collusion shall include the willful withholding of knowledge from the Insured by any director or Employee that a fraudulent act by a person not an Employee has been or will be perpetrated against the Insured);

- loss resulting directly or indirectly from the Insured having transferred Property in reliance on the validity of a voice instruction;

- loss resulting directly or indirectly by the Insured having transferred or delivered Property in reliance on an instruction received through a Telefacsimile Device;

- loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this rider, and such liability would have been be imposed on the Insured regardless of the existence of such contract;

- the cost of duplication of Electronic Data or Computer Programs;

- loss resulting directly or indirectly from:

  (a)  Written instructions or advices; or

  (b)  telegraphic or cable instructions or advices;

  unless the instructions or advices are Tested and the loss is otherwise covered under the Data Processing Services Operations Insuring Agreements;

- loss resulting directly or indirectly from negotiable instruments, securities, documents, or other Written instruments which bear a forged signature, or are counterfeit, altered, or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

- loss resulting directly or indirectly from:

  (a)  mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance, or electrical surge which affects a Computer System;

  (b)  failure or breakdown of Electronic Data processing media; or

  (c)  error or omission in programming or processing;

- loss as a result of a threat to:

  (a)  to do bodily harm to any person;

  (b)  to do damage to the premises or property of the Insured; or

  (c)  Computer System operations;

- loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such customer by a person who had authorized access to the customer's authentication mechanism;



- loss resulting directly or indirectly from payments made or withdrawals from a depositor's account involving items of deposit which are not finally paid for by any reason;

- loss of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

- loss involving automated mechanical devices which on behalf of the Insured, disburse money, accept deposits, cash checks, drafts, or similar written instruments, or make credit card loans;

- loss due to riot or civil commotion or loss due to military, naval or usurped power, war or insurrection;

III. Section 4. LIMIT OF LIABILITY of the CONDITIONS AND LIMITATIONS, the subsection entitled Single Loss Limit of Liability, is amended by the addition of the following:

Solely with respect to the Data Processing Services Operations Insuring Agreement, all loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

All other provisions of the bond remain unchanged.



| Rider No. | This rider is effective on the effective date of the bond unless a different date is set forth below. | Bond No. | Additional Return Premium |
|---|---|---|---|
| 7 | 12:01 a.m. on December 11, 2017 | RNN627299/01/2017 | N/A |

# DESTRUCTION OF DATA OR PROGRAMS BY HACKER INSURING AGREEMENT RIDER

It is agreed that:

I.   The INSURING AGREEMENTS are amended by the addition of the following:

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System.

The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants, or other technical specialists as is reasonably necessary to restore Computer Programs to substantially the previous level of operational capability.

II.  The applicable Single Loss Limit of Liability and Single Loss Deductible for the Destruction of Data or Programs by Hacker Insuring Agreement are as set forth in the Declarations.

III. Solely for the purposes of the coverage provided by this rider, the section of the bond entitled Single Loss Defined is replaced with the following:

Single Loss Defined

Under the Destruction of Data or Programs by Hacker Insuring Agreement, Single Loss means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the Computer System is restored to substantially the previous level of operational capability. Recurrence of destruction or damage after the Computer System is restored shall constitute a separate Single Loss.

All loss or series of losses involving fraudulent or destructive acts of one individual, or involving fraudulent or destructive acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

IV.  For the purposes of the coverage provided by this rider, the following Definitions shall apply:

Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store, or send Electronic Data.

Computer System means:

(1)  computers with related peripheral components, including storage components wherever located;

(2)  systems and applications software;

(3)  terminal devices; and

(4)  related communication networks;

by which Electronic Data are electronically collected, transmitted, processed, stored, and retrieved, and which is operated by the Insured, whether owned or leased; or which is identified in the application for this bond.

Computer System does not include any such computers, systems, software, devices, or networks acquired by the Insured through merger with or acquisition of another entity, or acquisition of the assets of another entity, unless the Insured:

(a)  provides the Underwriter with written notice of such merger or acquisition prior to the proposed effective date of such transaction; and

(b)  obtains the written consent of the Underwriter to extend coverage under this bond to such computers, systems, software, devices, or networks; and

(c)  pays such additional premium as required by the Underwriter.

Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks, or other bulk media.

All other provisions of the bond remain unchanged.



| Rider No. | This rider is effective on the effective date of the bond unless a different date is set forth below. | Bond No. | Additional Return Premium |
|---|---|---|---|
| 8 | 12:01 a.m. on December 11, 2017 | RNN627299/01/2017 | N/A |

# DESTRUCTION OF DATA OR PROGRAMS BY VIRUS INSURING AGREEMENT RIDER

It is agreed that:

I.  The INSURING AGREEMENTS are amended by the addition of the following:

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants, or other technical specialists as is reasonably necessary to restore Computer Programs to substantially the previous level of operational capability.

II.  The applicable Single Loss Limit of Liability and Single Loss Deductible for the Destruction of Data or Programs by Virus Insuring Agreement are as set forth in the Declarations.

III.  Solely for purposes of the coverage provided by this rider, the section of the bond entitled Single Loss Defined is replaced with the following:

Single Loss Defined

Under the Destruction of Data or Programs by Virus Insuring Agreement, Single Loss means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the Computer System is restored to substantially the previous level of operational capability. Recurrence of destruction or damage after the Computer System is restored shall constitute a separate Single Loss.

All loss or series of losses involving fraudulent or destructive acts of one individual, or involving fraudulent or destructive acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

IV. For the purposes of the coverage provided by this rider, the following Definitions shall apply:

Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store, or send Electronic Data.

Computer System means:

(1) computers with related peripheral components, including storage components wherever located;

(2) systems and applications software;

(3) terminal devices; and

(4) related communication networks;

by which Electronic Data are electronically collected, transmitted, processed, stored, and retrieved, and which is operated by the Insured, whether owned or leased; or which is identified in the application for this bond.

Computer System does not include any such computers, systems, software, devices, or networks acquired by the Insured through merger with or acquisition of another entity, or acquisition of the assets of another entity, unless the Insured:

(a) provides the Underwriter with written notice of such merger or acquisition prior to the proposed effective date of such transaction; and

(b) obtains the written consent of the Underwriter to extend coverage under this bond to such computers, systems, software, devices, or networks; and

(c) pays such additional premium as required by the Underwriter.

Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks, or other bulk media.

All other provisions of the bond remain unchanged.



| Rider No. | This rider is effective on the effective date of the bond unless a different date is set forth below. | Bond No. | Additional Return Premium |
|---|---|---|---|
| 9 | 12:01 a.m. on December 11, 2017 | RNN627299/01/2017 | N/A |

# UNAUTHORIZED SIGNATURES
# INSURING AGREEMENT RIDER

It is agreed that:

I.   The INSURING AGREEMENTS are amended by the addition of the following:

UNAUTHORIZED SIGNATURES

Loss resulting directly from the Insured having in good faith and in the ordinary course of business accepted from, paid to, or cashed for a person present on the premises of the Insured, any check withdrawal order, or draft, made or drawn on a customer's account, which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

It shall be a condition precedent to the Insured's right of recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account; and the Insured must maintain written instructions outlining the acceptance.

II.  The applicable Single Loss Limit of Liability and Single Loss Deductible for the Unauthorized Signatures Insuring Agreement are as set forth in the Declarations.

All other provisions of the bond remain unchanged.



| Rider No. | Effective Date of Rider | Bond Number | Additional Premium |
|-----------|------------------------|-------------|--------------------|
| 10 | 12:01 a.m. on December 11, 2017<br><br>If the above date is blank, then this rider is effective on the effective date of the bond. | RNN627299/01/2017 | N/A |

**UNCOLLECTIBLE ITEMS OF DEPOSIT COVERAGE RIDER**

It is agreed that:

I.  **Item 4** of the Declarations is amended by the addition of the following:

    UNCOLLECTIBLE ITEMS OF DEPOSIT Insuring Agreement Single Loss Limit of Liability: $4,000,000

    UNCOLLECTIBLE ITEMS OF DEPOSIT Insuring Agreement Single Loss Deductible: $100,000

II. The Section of the bond entitled **INSURING AGREEMENTS** is amended by the addition of the following Insuring Agreement:

    UNCOLLECTIBLE ITEMS OF DEPOSIT

    Loss resulting directly from the Insured having, in good faith, credited its customer's, shareholder's or subscriber's account of any item of deposit which proves to be uncollectible, provided that:

    (1)  the item was held for a minimum of five (5) days before any redemption, withdrawal, dividend payment or share issuance occurs with respect to that item of deposit; and

    (2)  there was a redemption, withdrawal, dividend payment or share issuance with respect to that item of deposit.

    Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed.

    For the purposes of this Insuring Agreement, Item of Deposit means any one or more checks and drafts drawn upon a financial institution in the United States of America.

All other provisions of the bond remain unchanged.



| Rider No. | Effective Date of Rider | Bond Number | Additional Premium |
|---|---|---|---|
| 11 | 12:01 a.m. on December 11, 2017<br><br>If the above date is blank, then this rider is effective on the effective date of the bond. | RNN627299/01/2017 | N/A |

**STOP PAYMENT ORDER LIABILITY COVERAGE RIDER**

I.   The following is added to **Item 4** in the Declarations:

STOP PAYMENT ORDER LIABILITY Insuring Agreement Single Loss Limit of Liability: $4,000,000

STOP PAYMENT ORDER LIABILITY Insuring Agreement Single Loss Deductible: $100,000

II.  The following Insuring Agreement is added:

STOP PAYMENT ORDER LIABILITY

Loss resulting directly from the Insured's legal liability for:

(1) compliance with or failure to comply with a request by a customer of the Insured, or such customer's authorized agent, to stop payment on any draft made or drawn upon or against the Insured by such customer or such customer's authorized agent; or

(2) refusal to pay any draft made or drawn upon or against the Insured by a customer of the Insured or such customer's authorized agent.

All other provisions of the bond remain unchanged.

# RIDER # 12

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. RNN627299/01/2017

in favor of KCAP Financial, Inc.

It is agreed that:

1.  The attached bond is hereby amended by adding an additional Insuring Agreement as follows:

    "(G) Loss resulting directly from the fact that an issuer of securities, transfer agent, bank, banker or trust company received from the Insured or the New York Stock Exchange specimen copies of the Insured's mechanically reproduced facsimile signature and acted in reliance upon any false, fraudulent or unauthorized reproduction of such facsimile signature, whether such facsimile signature is the facsimile signature duly adopted by the Insured or is one resembling or purporting to be such facsimile signature, regardless of by whom or by what means the same may have been imprinted, and whether or not such loss is sustained by reason of the Insured's having entered into an agreement to be legally liable when such facsimile signature or one resembling or purporting to be such facsimile signature is used, provided, however, that

    > "(a)  such facsimile signature is used on a document
    >
    > > (1)  as the signature to an assignment or other instrument authorizing or effecting the transfer of shares of stock, or other registered securities, which may now or at any time hereafter be registered in the name of the Insured on the books of the association, company or corporation issuing the same; or
    > >
    > > (2)  as the signature to a power of substitution, designating a substitute or substitutes to make the actual transfer on the books of the issuer of shares of stock, or other registered securities, in respect of which the Insured may now or at any time hereafter be named as attorney to effect said transfer, whether said power of substitution is embodied in an endorsement on the certificate for said shares of stock or other registered security or in a separate instrument;
    >
    > "(b)  the New York Stock Exchange has not interposed any objections to the use by the Insured of such facsimile signature and such agreement, if any, was required by the said Exchange as a condition to its failing to interpose any such objection; and
    >
    > "(c)  this Insuring Agreement (G) shall not apply to any Certificated Securities which are Counterfeit."

2.  Sub-sections (a) and (e) of Section 2. of the attached bond shall not apply to Insuring Agreement (G).

3.  This rider shall become effective as of 12:01 a.m. on December 11, 2017

**INSURING AGREEMENT (G) RIDER**
FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 14, WHEN ISSUED TO AN ELIGIBLE INSURED TO ADD INSURING AGREEMENT (G) TO PERMIT THE USE OF FACSIMILE SIGNATURES AS THE SIGNATURE TO AN ASSIGNMENT OR TO A POWER OF SUBSTITUTION.
REVISED TO NOVEMBER, 1988



| Rider No. | This rider is effective on the effective date of the bond unless a different date is set forth below. | Bond No. | Additional Return Premium |
|---|---|---|---|
| 13 | 12:01 a.m. on December 11, 2017 | RNN627299/01/2017 | N/A |

# CLAIM EXPENSE INSURING AGREEMENT RIDER

It is agreed that:

I.   The INSURING AGREEMENTS are amended by the addition of the following:

CLAIM EXPENSE

Reasonable expenses necessarily incurred and paid by the Insured in preparing any valid claim for loss covered under this bond.

II.  The applicable Single Loss Limit of Liability and Single Loss Deductible for the Claim Expense Insuring Agreement are as set forth in the Declarations. Such limit shall be part of, and not in addition to, the Single Loss Limit of Liability for the Insuring Agreement applicable to the loss that is the subject of the valid claim as set forth in the Claim Expense Insuring Agreement.

III. Paragraph (1) of Exclusion (u) shall not apply to the Claim Expense Insuring Agreement.

All other provisions of the bond remain unchanged.



| Rider No. | This rider is effective on the effective date of the bond unless a different date is set forth below. | Bond No. | Additional Return Premium |
|---|---|---|---|
| 14 | 12:01 a.m. on December 11, 2017 | RNN627299/01/2017 | N/A |

# AUDIT EXPENSE INSURING AGREEMENT RIDER

It is agreed that:

I.    The INSURING AGREEMENTS are amended by the addition of the following:

AUDIT EXPENSE

Reasonable expenses incurred by the Insured for that part of the cost of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss under Insuring Agreement (A) FIDELITY.

II.   The applicable Single Loss Limit of Liability and Single Loss Deductible for the Audit Expense Insuring Agreement are as set forth in the Declarations. Such limit shall be part of, and not in addition to, the Single Loss Limit of Liability for Insuring Agreement (A) FIDELITY set forth in the Declarations.

III.  Paragraph (1) of Exclusion (u) shall not apply to the Audit Expense Insuring Agreement.

All other provisions of the bond remain unchanged.



| Rider No. | Effective Date of Rider | Bond Number | Additional Premium |
|---|---|---|---|
| 15 | 12:01 a.m. on December 11, 2017<br><br>If the above date is blank, then this rider is effective on the effective date of the bond. | RNN627299/01/2017 | N/A |

**KCAP FINANCIAL, INC.**
**RIDER**

It is agreed that the GENERAL AGREEMENTS are amended by the addition of the following:

- If any Employee or director of the Insured is required to provide a bond to a health, welfare or pension plan owned by the Insured subject to the Employee Retirement Income Security Act of 1974 (ERISA) (hereinafter the "Plan"), the majority of whose beneficiaries are Employees or former Employees of the Insured, the Plan shall be deemed an Insured under this bond for the purposes of Insuring Agreement (A) only and, in addition to all other terms and conditions of this bond, subject to the following:

    (1) The deductible described in Section 11. DEDUCTIBLE AMOUNT of the CONDITIONS AND LIMITATIONS shall be applicable to a loss suffered by the Plan only after the Plan has received from the Underwriter:

        a. the lesser of $500,000 or 10% of the assets of the Plan at the beginning of the fiscal year of the Plan in which the loss is discovered, if the Plan does not hold "employer securities" within the meaning of section 407(d)(1) of ERISA; or

        b. the lesser of $1,000,000 or 10% of the assets of the Plan at the beginning of the fiscal year of the Plan in which the loss is discovered, if the Plan does not hold "employer securities" within the meaning of section 407(d)(1) of ERISA;

    (2) notwithstanding Section 3. DISCOVERY of the CONDITIONS AND LIMITATIONS, loss suffered by the Plan is covered if discovered during the term of this bond or within one year thereafter, but if discovered during said one year period, the loss payable under this bond shall be reduced by the amount recoverable from any other bond or insurance protecting the assets of the plan against loss through fraud or dishonesty; and

    (3) if more than one Plan subject to ERISA is an Insured pursuant to this General Agreement, the Insured shall purchase limits sufficient to provide the minimum amount of coverage required by ERISA for each Plan and shall distribute any payment made under this bond to said Plan so that each Plan received the amount it would have received if insured separately for the minimum coverage which ERISA required it to have.

All other provisions of the bond remain unchanged.



| Rider No. | This rider is effective on the effective date of the bond unless a different date is set forth below. | Bond No. | Additional Return Premium |
|---|---|---|---|
| 16 | 12:01 a.m. on December 11, 2017 | RNN627299/01/2017 | N/A |

# AMEND FIDELITY INSURING AGREEMENT RIDER

It is agreed that:

I.  The first paragraph of Insuring Agreement (A) FIDELITY is replaced with the following:

Loss resulting directly from dishonest or fraudulent acts, including Larceny or Embezzlement, committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(1)  to cause the Insured to sustain such loss; and

(2)  to obtain an improper financial benefit for the Employee or another person or entity.

Notwithstanding the foregoing, however, it is agreed that with regard to Loans and/or Trading, this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

The term Loans, as used in this Insuring Agreement, means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

The term Trading, as used in this Insuring Agreement, means trading or other dealing in securities, commodities, futures, options, swaps, foreign or Federal Funds, currencies, foreign exchange and the like.

II.  For the purposes of this bond, the term Larceny and Embezzlement shall have the same meaning set forth in Section 37 of The Investment Company Act of 1940.

All other provisions of the bond remain unchanged.



| Rider No. | This rider is effective on the effective date of the bond unless a different date is set forth below. | Bond No. | Additional Return Premium |
|---|---|---|---|
| 17 | 12:01 a.m. on December 11, 2017 | RNN627299/01/2017 | N/A |

# AMEND COUNTERFEIT MONEY
# INSURING AGREEMENT RIDER

It is agreed that Insuring Agreement (F) COUNTERFEIT MONEY is replaced with the following:

COUNTERFEIT MONEY

(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada, or any other country.

All other provisions of the bond remain unchanged.



| Rider No. | Effective Date of Rider | Bond Number | Additional Premium |
|---|---|---|---|
| 18 | 12:01 a.m. on December 11, 2017<br><br>If the above date is blank, then this rider is effective on the effective date of the bond. | RNN627299/01/2017 | N/A |

**AMEND DEFINITION OF EMPLOYEE TO INCLUDE AFFILIATED PERSONS RIDER**
**(1940 ACT)**


It is agreed that the Section of the bond entitled **CONDITIONS AND LIMITATIONS**, Section 1. DEFINITIONS, Definition (e) Employee, is amended to include the following:

- a natural person partner, officer or employee of an investment adviser, underwriter (distributor), transfer agent or shareholder accounting recordkeeper, or administrator for the Insured, but only while performing acts coming within the usual and customary duties of an officer or employee of the Insured or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of the Insured; provided that the adviser, underwriter, transfer agent, recordkeeper or administrator is an affiliated person (as defined in Section 2(a) of the Investment Company Act of 1940) of the Insured;


All other provisions of the bond remain unchanged.



| Rider No. | Effective Date of Rider | Bond Number | Additional Premium |
|-----------|-------------------------|-------------|--------------------|
| 19 | 12:01 a.m. on December 11, 2017<br><br>If the above date is blank, then this rider is effective on the effective date of the bond. | RNN627299/01/2017 | N/A |

**AMEND DEFINITION OF EMPLOYEE TO INCLUDE FORMER OR RETIRED EMPLOYEES RIDER**

It is agreed that the **CONDITIONS AND LIMITATIONS**, Section 1. DEFINITIONS, Definition (e) Employee, is amended by the addition of the following:

Employee also means a natural person described in paragraph (1) of this definition during the first sixty (60) days following retirement, resignation or termination of service, provided that such retirement, resignation or termination of services is not due to any actual or alleged dishonest or fraudulent act of such person.

All other provisions of the bond remain unchanged.



| Endorsement No. | Effective Date of Rider | Bond Number | Additional Premium |
|---|---|---|---|
| 20 | 12:01 a.m. on December 11, 2017<br>If the above date is blank, then this endorsement is effective on the effective date of the bond. | RNN627299/01/2017 | N/A |

# AMEND EMPLOYEE RIDER

It is agreed that the following is added to Definition (e) Employee:

- Employee also means a natural person director, trustee, general partner, managing general partner, member or managing member of the Insured, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the Insured or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the Insured.

All other provisions of the bond remain unchanged.



| Rider No. | Effective Date of Rider | Bond Number | Additional Premium |
|---|---|---|---|
| 21 | 12:01 a.m. on December 11, 2017<br><br>If the above date is blank, then this rider is effective on the effective date of the bond. | RNN627299/01/2017 | N/A |

**KCAP FINANCIAL, INC.**
**RIDER**

It is agreed that the CONDITIONS AND LIMITATIONS, Section 1. DEFINITIONS, Definition (e) Employee, is amended by the addition of the following:

Employee also means a natural person assigned to perform the usual duties of an employee while such person is under the Insured's supervision at any of the Insured's offices or premises covered hereunder, by contract or by any agency furnishing temporary personnel on a contingent or part time basis.

All other provisions of the bond remain unchanged.



| Rider No. | Effective Date of Rider | Bond Number | Additional Premium |
|:---:|:---:|:---:|:---:|
| 22 | 12:01 a.m. on December 11, 2017<br><br>If the above date is blank, then this rider is effective on the effective date of the bond. | RNN627299/01/2017 | N/A |

**KCAP FINANCIAL, INC.**
**RIDER**

It is agreed that the CONDITIONS AND LIMITATIONS, Section 1. DEFINITIONS, Definition (e) Employee, is amended by the addition of the following:

Employee also means a natural person in the service of the Insured at any of the Insured's offices or premises covered hereunder who is an intern.

All other provisions of the bond remain unchanged.



| Rider No. | This rider is effective on the effective date of the bond unless a different date is set forth below. | Bond No. | Additional Return Premium |
|---|---|---|---|
| 23 | 12:01 a.m. on December 11, 2017 | RNN627299/01/2017 | N/A |

# AMEND KNOWLEDGE OF INSURED RIDER

It is agreed that:

I.  The section of the bond entitled JOINT INSUREDS of the GENERAL AGREEMENTS is replaced with the following:

## JOINT INSUREDS

Only the first named Insured can submit a claim under this bond, and shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by General Counsel Department, Risk Management Department, Human Resource Department or the functional equivalent of any Insured shall constitute knowledge or discovery by all Insureds for the purposes of this Bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

II.  The CONDITIONS AND LIMITATIONS are amended as follows:

A.  The section of the bond entitled DISCOVERY is replaced with the following:

## DISCOVERY

This bond applies to loss discovered by the insured during the Bond Period. Discovery occurs when by General Counsel Department, Risk Management Department, Human Resource Department or the functional equivalent of any Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when by General Counsel Department, Risk Management Department, Human Resource Department or the functional equivalent of any Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

B.  Paragraph (a) of the section of the bond entitled NOTICE/PROOF – LEGAL PROCEEDINGS AGAINST UNDERWRITER is replaced with the following:

(a)  At the earliest practicable moment, not to exceed sixty (60) days after discovery of loss by General Counsel Department, Risk Management Department, Human Resource Department or the functional equivalent of any Insured, the Insured shall give the Underwriter notice thereof.

All other provisions of the bond remain unchanged.



| Rider No. | Effective Date of Rider | Bond Number | Additional Premium |
|:---:|:---:|:---:|:---:|
| 24 | 12:01 a.m. on December 11, 2017<br><br>If the above date is blank, then this rider is effective on the effective date of the bond. | RNN627299/01/2017 | N/A |

**AMEND TERMINATION OR CANCELATION TO NINETY DAYS RIDER**

It is agreed that the **CONDITIONS AND LIMITATIONS**, the first paragraph of Section 12. TERMINATION OR CANCELATION, is deleted and replaced with the following:

This bond terminates as an entirety upon occurrence of any of the following:—(a) 90 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

All other provisions of the bond remain unchanged.



| Rider No. | This rider is effective on the effective date of the bond unless a different date is set forth below. | Bond No. | Additional Return Premium |
|---|---|---|---|
| 25 | 12:01 a.m. on December 11, 2017 | RNN627299/01/2017 | N/A |

# SECURITIES AND EXCHANGE COMMISSION NOTIFICATION RIDER

It is agreed that:

I.   In the event that this bond is cancelled, terminated, or Substantially Modified, the Underwriter agrees to use its best efforts to notify the Securities and Exchange Commission ("SEC") within sixty (60) days following such cancellation, termination, or modification, whether such cancellation, termination, or modification is at the request of the Insured or the Underwriter. Failure on the part of the Underwriter to provide such notice shall not impair or delay the effectiveness of such cancellation, termination, or modification, nor shall the Underwriter be held liable in any way for such failure.

II.  For the purposes of this rider, Substantially Modified means a change in the type or amount of fidelity bond coverage, or a change in the exclusions of this bond, or any change in the bond such that it no longer meets the requirements of the applicable SEC laws and regulations.

All other provisions of the bond remain unchanged.



| Rider No. | This rider is effective on the effective date of the bond unless a different date is set forth below. | Bond No. | Additional Return Premium |
|---|---|---|---|
| 26 | 12:01 a.m. on December 11, 2017 | RNN627299/01/2017 | N/A |

# AMEND REPRESENTATION OF INSURED RIDER

It is agreed that the second paragraph of the section of the bond entitled REPRESENTATION OF INSURED of the GENERAL AGREEMENTS is replaced with the following:

Any intentional misrepresentation, omission, concealment, or incorrect statement in the application or otherwise, shall be grounds for the rescission of this bond.

All other provisions of the bond remain unchanged.



| Rider No. | This rider is effective on the effective date of the bond unless a different date is set forth below. | Bond No. | Additional Return Premium |
|---|---|---|---|
| 27 | 12:01 a.m. on December 11, 2017 | RNN627299/01/2017 | N/A |

# AMEND NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED RIDER

It is agreed that the section of the bond entitled NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED – ELECTION TO DEFEND of the GENERAL AGREEMENTS is amended as follows:

A.   The first paragraph is replaced with the following:

The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed sixty (60) days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

B.   The last paragraph is replaced with the following:

With respect to this General Agreement, Subsections (b) and (d) of Section 5. NOTICE/PROOF – LEGAL PROCEEDINGS AGAINST UNDERWRITER of the GENERAL TERMS AND CONDITIONS of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within sixty (60) days after such judgment is entered or after the Insured settles such legal proceeding, and, subject to Subsection (e) of Section 5. NOTICE/PROOF – LEGAL PROCEEDINGS AGAINST UNDERWRITER of the CONDITIONS AND LIMITATIONS, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of twenty-four (24) months from the date of such final judgment or settlement.

All other provisions of the bond remain unchanged.



| Rider No. | Effective Date of Rider | Bond Number | Additional Premium |
|---|---|---|---|
| 28 | 12:01 a.m. on December 11, 2017<br><br>If the above date is blank, then this rider is effective on the effective date of the bond. | RNN627299/01/2017 | N/A |

**KCAP FINANCIAL, INC.**
**RIDER**

It is agreed that the CONDITIONS AND LIMITATIONS are amended by the addition of the following:

NOTICE AND CHANGE OF CONTROL

Upon the Insured's obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

a.  the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name); and

b.  the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer; and

c.  the total number of outstanding voting securities.

As used herein, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated. Such notice is not required to be given in the case of an Insured which is an Investment Company, as defined and described in Section 3 of the Investment Company Act of 1940.
.

All other provisions of the bond remain unchanged.

# RIDER # 29

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. RNN627299/01/2017

in favor of KCAP Financial, Inc.

It is agreed that:

1.  Those premises of Depositories listed in the following Schedule shall be deemed to be premises of the Insured but only as respects coverage on Certificated Securities:

SCHEDULE

| DEPOSITORY | LOCATION COVERED |
|---|---|
| All Depositories used by insured | |

2.  Certificated Securities held by such Depository shall be deemed to be Property as defined in the attached bond to the extent of the Insured's interest therein as effected by the making of appropriate entries on the books and records of such Depository.

3.  The attached bond does not afford coverage in favor of any Depository listed in the Schedule above. When the Underwriter indemnifies the Insured for a loss covered hereunder, the Insured will assign the rights and causes of action to the extent of the claim payment against the Depository, or any other entity or person against whom it has a cause of action, to the Underwriter.

4.  If the rules of the Depository named in the Schedule above provide that the Insured shall be assessed for a portion of the judgment (or agreed settlement) taken by the Underwriter based upon the assignment set forth in part 3. above and the Insured actually pays such assessment, then the Underwriter will reimburse the Insured for the amount of the assessment but not exceeding the amount of loss payment by the Underwriter.

5.  This rider shall become effective as of 12:01 a.m. on December 11, 2017                    standard time.

**CENTRAL HANDLING OF SECURITIES**
FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 24
AND 25 TO SCHEDULE THE PREMISES OF DEPOSITORIES.
REVISED TO OCTOBER, 1987



| Rider No. | This rider is effective on the effective date of the bond unless a different date is set forth below. | Bond No. | Additional Return Premium |
|---|---|---|---|
| 30 | 12:01 a.m. on December 11, 2017 | RNN627299/01/2017 | N/A |

## AMEND RACKETEERING EXCLUSION RIDER

It is agreed that Exclusion 2(j) of the CONDITIONS AND LIMITATIONS is replaced with the following:

(j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is adjudicated to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this Exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

All other provisions of the bond remain unchanged.



| Rider No. | This rider is effective on the effective date of the bond unless a different date is set forth below. | Bond No. | Additional Return Premium |
|---|---|---|---|
| 31 | 12:01 a.m. on December 11, 2017 | RNN627299/01/2017 | N/A |

## PROTECTED INFORMATION EXCLUSION RIDER
### (Fidelity Carveback)

It is agreed that this bond shall not apply to any loss resulting directly or indirectly from the: (i) theft, disappearance, or destruction of; (ii) unauthorized use or disclosure of; (iii) unauthorized access to; or (iv) failure to protect any:

A.  confidential or non-public; or

B.  personal or personally identifiable;

information that any person or entity has a duty to protect under any law, rule or regulation, agreement, or industry guideline or standard; provided that this shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an Employee of the Insured of tangible Property of the Insured or tangible Property that the Insured is holding for a third party.

Theft of tangible Property does not include the use of confidential or non-public information or personal or personally identifiable information to enable the theft of or disclosure of information.

All other provisions of the bond remain unchanged.

AGREEMENT REGARDING THE ALLOCATION OF
FIDELITY BOND RECOVERIES

THIS AGREEMENT is made as of December 13, 2017, by and between KCAP Financial, Inc. and the KCAP Financial, Inc. Employee Savings and Profit Sharing Plan (each, an "Insured," and, together, the "Insureds"), each acting on behalf of itself.

WHEREAS, KCAP Financial, Inc. is a closed-end management investment company which has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the "1940 Act"); and

WHEREAS, each of the Insureds is named as an insured party under a joint fidelity bond (the "Bond"); and

WHEREAS, the Insureds desire to confirm the criteria by which recoveries under the Bond shall be allocated between the Insureds;

NOW, THEREFORE, it is agreed as follows:

1. In the event that recovery is received under the Bond as a result of a loss sustained by more than one Insured, each Insured shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1(d)(1) under the 1940 Act.

2. The obligations of an Insured under this Agreement are not binding upon any of the board members of an Insured or Insured shareholders individually, but are binding only with respect to the assets of that Insured.

[*Remainder of Page Intentionally Left Blank*]

IN WITNESS WHEREOF, the insured parties have caused this Agreement to be executed by their respective officers thereunto duly authorized.

KCAP FINANCIAL, INC.

By: /s/ Edward U. Gilpin_____
Name: Edward U. Gilpin
Title: Chief Financial Officer, Treasurer and Secretary

KCAP FINANCIAL, INC. EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

By: KCAP FINANCIAL, INC., as employer

By: /s/ Edward U. Gilpin_____
Name: Edward U. Gilpin
Title: Chief Financial Officer, Treasurer and Secretary